EXHIBIT 21
Subsidiaries of the Company

Doing Business
Subsidiary	State of Incorporation	under the Following Names

Sign Builders of America, Inc.	Delaware	N/A

Applied Nanotech, Inc.	Delaware	Applied Nanotech, Inc.

Electronic Billboard		Electronic Billboard
Technology, Inc.	Delaware	Technology, Inc.